As filed with the Securities and Exchange Commission on April 1, 1999
                                                     Registration No. 333-74059


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         PROGRESS FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

      Delaware                       6711                        23-2413363
(State or other juris-        (Primary Standard             (I.R.S. Employer
 diction of incorporation  Industrial Classification        Identification No.)
 or organization)                 Code No.)

                               Four Sentry Parkway
                                    Suite 200
                       Blue Bell, Pennsylvania 19422-0764
                                 (610) 825-8800
               (Address, including zip code and telephone number,
                      including area code, of Registrant's
                          principal executive offices)

                                 W. Kirk Wycoff
                 Chairman, President and Chief Executive Officer
                         Progress Financial Corporation
                               Four Sentry Parkway
                                    Suite 200
                       Blue Bell, Pennsylvania 19422-0764
                                 (610) 825-8800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with a copy to:

                            Raymond A. Tiernan, Esq.
                             Kenneth B. Tabach, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. x

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.




         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
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                   Subject to Completion, Dated April 1, 1999
PROSPECTUS

                                  54,003 Shares

                         PROGRESS FINANCIAL CORPORATION

                                  Common Stock

    This Prospectus relates to the offering of up to 54,003 shares of common stock, par value $1.00 per share, of Progress Financial Corporation ("Progress," "us" or "we") which may be offered for the account of selling stockholders. The shares of stock being offered were issued to the selling stockholders in connection with the acquisition of Primary Capital Corp by Progress pursuant to the exemption from the registration requirements of the Securities Act of 1933 by Section 4(2). Progress will not receive any of the proceeds from the sale of shares of stock being offered by the selling stockholders.

    The shares of stock may be offered and sold by the selling stockholders directly or through broker-dealers who may act solely as agents, or who may acquire shares as principals. The distribution of the shares of stock may be effected in one or more transactions that may take place through the Nasdaq Stock Market. Such transactions may be through block trades or ordinary broker's transactions, or through privately-negotiated transactions, or in accordance with Rule 144 under the Securities Act, or through a combination of any such method of sale, at market prices or at negotiated prices. Usual and customary or negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales.

    The common stock is traded on the Nasdaq Stock Market's National Market under the symbol "PFNC." On March 31, 1999, the closing price for the common stock was $____ per share.

    See "Risk Factors" beginning on page 2 for a discussion of certain factors that should be considered carefully by prospective investors in the common stock offered.
                                  -------------
    Neither the Securities and Exchange Commission nor any State Securities Commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 --------------
    The securities offered hereby are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency or instrumentality.

                  The date of this Prospectus is April __, 1999

                                  RISK FACTORS

         Prospective investors should consider carefully the following factors in addition to the other information included or incorporated by reference in this Prospectus before making an investment in the common stock.


Our increased emphasis on commercial business, construction, commercial real estate and consumer lending and lease financing results in higher risks of losses.

         Since 1996, we have increased our emphasis on commercial business, residential construction, commercial real estate (primarily multi-family residential), consumer lending and lease financing. Such lending entails different and significant risks when compared to traditional single-family residential lending.

          Commercial business lending often involve large loan balances to single borrowers and the payment experience on such loans is typically dependent on the successful operation of the project or the borrower's business. Commercial real estate lending can also be significantly affected by supply and demand conditions in the local market for apartments, offices, warehouses or other commercial space. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project, when completed, having a value which is insufficient to assure full repayment. Consumer lending is also generally considered to involve additional credit risk than traditional mortgage lending because of the type and nature of the collateral and, in certain cases, the absence of collateral. Lease financing is also considered to involve a higher degree of credit risk than single-family residential lending due primarily to the relatively rapid depreciation of assets securing leases such as equipment, phone systems, computers, automobiles and furniture. In addition, we are subject to increased risk of loss on the disposition of the residual value of the equipment underlying its leases. For many of the leases, we retain the residual value of the leased property upon expiration of the lease. In the event that the residual value is less than provided for in the lease, we may have a loss related to the disposition of such property.

Our increased emphasis on lending to the technology sector results in higher risk of losses.

         Progress Bank's specialty lending division provides customized financial services to Mid-Atlantic-based companies, primarily in the technology, healthcare and insurance industries. The specialty lending division focuses on lending to companies within the technology sector. While we seek relationships with companies that have already received initial venture capital and have reported annual revenues of at least $1.0 million, many of these companies are still in the initial phase of operations and have limited operating histories. Accordingly, because these companies do not have a history of profitable operations and because there is no assurance that such companies will be successful in the long term, such lending involves a higher degree of risk than residential or traditional commercial business lending. In addition, we have also committed to invest up to $3.3 million in Progress Capital Fund, L.P., a $9.1 million fund managed by a subsidiary, which commenced operations in late 1997 and provides subordinated debt financing to early-stage Mid-Atlantic based technology companies. Because of the start-up and speculative nature of the companies that the fund targets, such investment involves a higher degree of risk than traditional equity investments.

Loss of key personnel could have adverse effects.

         W. Kirk Wycoff, President and Chief Executive Officer of Progress, maintains a significant role in the development and management of our business. In addition, we have assembled senior management personnel primarily with commercial banking experience to run our separate business operations, including Robert J. Bifolco, Senior Vice President of Commercial Banking, Steven Hobman, Senior Vice President for Specialized Lending, Eric J. Morgan, Senior Vice
President for Credit and Administration, Richard T. Powers, Senior Vice President and Chief Operations Officer, Michael B. High, Senior Vice President and Chief Financial Officer and Donald M. DeMaio, Senior Vice President of Retail Division as well as H. Wayne Griest, Chairman and Chief Executive Officer of Progress Realty Advisors, Inc., our mortgage banking subsidiary, and George
R. Mark, Executive Vice President of Progress, whose responsibilities include oversight of equipment leasing, telemarketing, insurance and financial planning services, and development of new business services. While we have entered into an employment agreement with Mr. Wycoff, we do not have employment agreements with our other executive officers. However, certain officers have entered into termination and change of control agreements and have been granted stock options to purchase common stock.. The loss of services of Mr. Wycoff or other senior executives could have an adverse effect on our operations.

Changes in interest rates could adversely effect earnings.

         Our operations are substantially dependent on net interest income, which consists of the difference between the interest income earned on its interest-earning assets and the interest expense paid on its interest-bearing liabilities. Like most financial institutions, our earnings are affected by changes in market interest rates and other economic factors beyond our control. If an institution's interest earning assets have shorter effective maturities than its interest bearing liabilities, the yield on the institution's interest earning assets generally will adjust more rapidly than the cost of its interest bearing liabilities and as a result, the institution's net interest income generally would be adversely affected by material and prolonged decreases in interest rates and positively affected by comparable increases in interest rates.

         In addition to affecting interest income and expense, changes in interest rates also can affect the market value of our interest-earning assets, which are comprised of fixed and adjustable-rate instruments. Generally, the market value of fixed-rate instruments fluctuates inversely with changes in interest rates. At December 31, 1998, we had $12.4 million of investment securities which were classified as held to maturity. Such designation effectively restricts our ability to sell such assets in order to meet its liquidity needs or in response to increases in interest rates. Generally, the reclassification and sale of any of such assets could result in the remainder of our portfolio of investment and mortgage-backed securities classified as held to maturity being reclassified as available for sale. Securities classified as available for sale must be reported at fair value, with unrealized gains or losses being reported as a component of comprehensive income. Our investment and mortgage-backed securities (including securities classified as available for sale) had an aggregate carrying value and market value of $176.8 million and $176.9 million, respectively, at December 31, 1998.

         Changes in interest rates also can affect the average life of loans and mortgage-related securities. Decreases in interest rates generally result in increased prepayments of loans and mortgage-backed securities, as borrowers refinance to reduce borrowing costs. Under these circumstances, we are subject to reinvestment risk to the extent that it is not able to reinvest such prepayments at rates which are comparable to the rates on the maturing loans or securities. A significant increase in the level of interest rates may also have an adverse effect on the ability of certain of our borrowers with adjustable-rate loans to repay their loans.

Failure of computer systems to recognize the year 2000 could adversely affect our operations.

         The year 2000 issue concerns the potential impact of historic computer software code that utilizes only two digits to represent the calendar year (i.e. "98" for "1998"). Software so developed, and not corrected, could produce inaccurate or unpredictable results commencing upon January 1, 2000, when current and future dates present a lower two digit number than dates from the prior century. Similar to most financial service providers, we are significantly subject to the potential impact of the year 2000 issue due to the nature of financial information. Potential areas which may be impacted include matters relating to software, computer hardware, and other equipment both within our direct control and outside of our ownership, yet with which we interface electronically or operationally. Financial institution regulators have intensively focused upon year 2000 exposures, issuing guidance concerning the responsibilities of senior management and directors. Year 2000 testing and certification is being addressed as a key safety and soundness issue in conjunction with regulatory exams.

Competition within the our market area could effect profitability.

         Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we do and may offer certain services that we do not or cannot provide. Our profitability depends upon its continued ability to successfully compete in its market area. However, in order to maintain its competitive position, we may be required to reduce rates charged on its various lending products while maintaining its rate paid on its deposit liabilities (its principal source of funds), which could result in a reduction in our interest rate spread and interest rate margin, and which would adversely affect its profitability.

No assurance we will continue to pay dividends.

         We suspended dividend payments on our common stock after the second quarter of 1990 in order to conserve our capital resources in light of operating losses and the inability of Progress Bank to meet its risk-based capital requirement at the time. However, due to an improvement in our results of operations and net proceeds from our stock offering in 1996, we initiated a quarterly cash dividend policy of $.02 per share beginning with the third quarter of 1996, which was increased to $.03 per share in the third quarter of 1997 and $.04 per share in the third quarter of 1998. Dividends are subject to determination and declaration by the Board of Directors in its discretion, which take into account our consolidated financial condition and results of operations, tax considerations, industry standards, economic conditions, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will not be reduced or eliminated in future periods. Our ability to pay dividends on our common Stock depends on our receipt of dividends from Progress Bank.

Anti-takeover Provisions Could Discourage Takeover Attempts.

         Certain provisions of our Certificate of Incorporation and Bylaws and Delaware law as well as our shareholder rights plan, could have the effect of discouraging non-negotiated takeover attempts which certain stockholders might deem to be in their interest and making it more difficult for our stockholders to remove members of its Board of Directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire us or shares of our common stock.

         Certain statements contained or incorporated by reference herein are not based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements, which are based on various assumptions (some of which are beyond Progress' control), may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as "anticipate," "believe," "commitment," "consider," "continue," "could," "encourage," "estimate," "expect," "intend," "may," "plan," "present," "propose," "prospect," "will," future or conditional verb tenses, similar terms, variations on such terms or negatives of such terms. Although Progress believes that the anticipated results or other expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that those results or expectations will be attained. Actual results could differ materially from those indicated in such statements due to risks, uncertainties and changes with respect to a variety of factors, including, but not limited to, those described below and other factors generally affecting the banking industry. Some, but not all, of these risks are summarized below as well as in Progress' reports and filings with the Commission, including its periodic reports under the Exchange Act. Progress does not undertake, and specifically disclaims any obligation, to publicly release the results of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                       WHERE YOU CAN FIND MORE INFORMATION

         Progress files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy statements or other information filed by us at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission's public reference rooms. Our filings with the Commission are also available to the public from document retrieval services and at the Commission Internet website (http://www.sec.gov).

         We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act. This Prospectus is a part of the Registration Statement. As permitted by the Securities Act, this Prospectus does not contain all of the information you can find in the Registration Statement. The Registration Statement is available for inspection and copying as set forth above.

         The Commission allows us to "incorporate by reference" into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this Prospectus, except for any information superseded by information contained in later-filed documents incorporated by reference in this Prospectus. Progress incorporates by reference the documents filed by it with the Commission listed below and any future filings made by it with the Commission prior to the termination of the offering made hereby under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.


     Company Filings (File No. 0-14815)                            Period/Date
------------------------------------------------------------ -------------------
Annual Report on Form 10-K                         Year ended December 31, 1998
Current Report on Form 8-K                         Filed on March 26, 1999

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:


                         Progress Financial Corporation
                         Four Sentry Parkway, Suite 200
                       Blue Bell, Pennsylvania 19422-0764
                           Attention: Michael B. High
                                 (610) 825-8800

         You should rely only on the information contained or incorporated by reference in this Prospectus. We have not authorized anyone else to provide you with information that is different from that which is contained in this Prospectus. Moreover, no offer of the Common Stock is being made in any state where the offer is not permitted. The information contained in this Prospectus speaks only as of its date unless the information specifically indicates that another date applies.

                         PROGRESS FINANCIAL CORPORATION

         Progress is a Delaware corporation headquartered in Blue Bell, Pennsylvania. Progress is a unitary thrift holding company and the sole stockholder of Progress Bank, a federally-chartered savings bank, which has been engaged in the thrift business since 1878. The Bank conducts its business through eight banking offices located in Montgomery County, one banking office in Delaware County, one banking office in Chester County and one banking office in the Andorra section of Philadelphia, in southeastern Pennsylvania. Unless the context otherwise requires, references herein to Progress include the Bank. At December 31, 1998, Progress had total consolidated assets of $647.4 million, total consolidated liabilities of $590.8 million, including total consolidated deposits of $406.5 million, corporation-obligated mandatorily redeemable capital securities of subsidiary trust holding solely junior subordinated debentures of Progress of $15.0 million and total consolidated stockholders' equity of $41.6 million.

         Progress' current business strategy is to operate as a profitable, diversified financial institution providing a full range of banking services with an emphasis on commercial real estate and commercial business loans to small and medium size businesses, as well as residential construction and consumer lending, funded primarily by customer deposits. As a complement to this core business, Progress has expanded its business activities to include: equipment leasing; insurance and financial planning; commercial mortgage banking; asset management; managing a fund which provides subordinated debt financing primarily to technology companies in the Mid-Atlantic region; and communications and telemarketing, which provide a steady source of fee income. As a result of increased acquisitions of small to medium-sized financial institutions by large bank holding companies in southeastern Pennsylvania, Progress believes that there is a significant market opportunity for the Bank to provide a full range of commercial banking services to small to middle- market commercial customers seeking personalized service that is generally unavailable to such customers at larger regional and national institutions.

         Historically, the principal business of Progress consisted of attracting deposits from the general public through its branch office network and using such deposits to originate loans secured by first mortgage liens on existing single-family residential real estate and existing multi-family residential and commercial real estate as well to originate construction loans (which included land acquisition and development loans). Prior to 1995, such lending activities comprised, in the aggregate, at least 80% of Progress' total loan originations. Beginning in 1995, Progress started to change its focus and to modify its operations to become more like a commercial bank. Progress' emphasis shifted to commercial business, commercial real estate and construction lending and equipment leasing, with a focus on providing such banking services to small to medium- sized businesses, including companies in the technology sector. Progress' shift in focus to providing a full range of commercial banking services also coincided with the recent acquisitions of small to medium-sized banking institutions by larger bank holding companies and the consolidation in the banking industry which has limited the number of lenders available to small commercial borrowers. Since 1995, Progress has not emphasized residential lending and has only originated a limited amount of single-family residential mortgage loans.

         Progress also invests in mortgage-backed securities, including securities which are insured or guaranteed by the U.S. Government and agencies thereof, and other similar investments permitted by applicable laws and regulations. In addition, the Bank is involved in real estate development and related activities, through its subsidiaries, primarily to facilitate the completion and sale of certain property held as real estate owned.

         The principal sources of funds for Progress' activities are deposits, amortization and repayment of loans, proceeds from sales of assets classified as available for sale, net savings inflows and advances from the Federal Home Loan Bank of Pittsburgh. Progress' principal sources of revenues are interest and other payments on loans, including origination and servicing fees, interest on investments and mortgage-backed securities, service charges on deposits, gains (losses) from mortgage banking activities and from the sale of loans and mortgage-backed securities classified as available for sale and other fee income. Its principal expenses are interest paid on deposits, advances from the FHLB of Pittsburgh and other borrowings, provisions for possible loan and lease losses and real estate owned, personnel, occupancy and equipment, and other administrative expenses.

         Progress, as a registered thrift holding company, is subject to examination and regulation by the Office of Thrift Supervision and is subject to various reporting and other requirements of the Commission. Progress Bank, as a federally chartered savings bank, is subject to comprehensive regulation and examination by the OTS, as its chartering authority and primary regulator, and by the Federal Deposit Insurance Corporation, which administers the Savings Association Insurance Fund, which insures the Bank's deposits to the maximum extent permitted by law.

         Progress Bank is a member of the FHLB of Pittsburgh, which is one of the 12 regional banks which comprise the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System governing reserves required to be maintained against deposits and certain other matters.

         Progress' principal executive offices are located at Four Sentry Parkway, Suite 200, Blue Bell, Pennsylvania 19422-0764, and its telephone number is (610) 825-8800.

                                 USE OF PROCEEDS

         Progress will not receive any of the proceeds from sales of stock being offered. See "Selling Stockholders" for a list of those persons who will receive the proceeds from such sales.

                              SELLING STOCKHOLDERS

         This Prospectus covers the offer and sale by certain of the selling stockholders of the Common Stock issued to them in connection with Progress' acquisition of the Primary Capital Corp. The selling stockholders received an aggregate of 54,003 shares of common stock pursuant to this acquisition. Progress has agreed that it will cause to be registered under the Securities Act the resale of all of such common stock received by the selling stockholders.

         The table below sets forth each selling stockholder's name, the maximum number of shares of common stock offered hereby by such selling stockholder and the number of shares of common stock to be held by such selling stockholder after the offering.

                                Maximum Number of            Number of Shares
                                Shares to be Sold            Owned After the
       Name                      in the Offering               Offering(1)
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Christopher L. Campbell               26,461                         0
Michael A. Basile, Jr.                27,542                         0

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(1) Because the selling stockholders may sell all, some or none of the stock offered, there can be no assurance as to the number of shares of stock which will be held by each selling stockholder upon completion of the offering. Even if no shares of stock are sold, however, no selling stockholder would hold one percent or more of the outstanding common stock upon completion of the offering (based on the total number of shares of common stock held by the selling stockholders as of the date hereof).

                          DESCRIPTION OF CAPITAL STOCK

         Progress is currently authorized to issue up to 12,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. At December 31, 1998, Progress had 5,263,000 shares of common stock issued and outstanding and no shares of preferred stock issued or outstanding. The capital stock of Progress Financial Corporation does not represent or constitute a savings account or deposit of Progress Financial Corporation or Progress Bank and is not insured by the FDIC or any other governmental agency.

Common Stock

         General. Each share of common stock has the same relative rights and is identical in all respects with each other share of common stock. The common stock is not subject to call for redemption and, upon receipt by Progress of the full purchase price therefor, each share of common stock offered hereby will be fully paid and non-assessable.

         Voting Rights. Except as provided in any resolution or resolutions adopted by the Board of Directors establishing any series of preferred stock, the holders of Common Stock possess exclusive voting rights in Progress. Each holder of common stock is entitled to one vote for each share held on all matters voted upon by stockholders. Stockholders are not permitted to cumulate votes in elections of directors.

         Dividends. The holders of the common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

         Pre-emptive Rights. Holders of the common stock do not have any pre-emptive rights with respect to any shares which may be issued by Progress in the future; Progress, therefore, may sell shares of common stock without first offering them to its then-existing stockholders.

         Liquidation. In the event of any liquidation, dissolution or winding up of Progress, the holders of the common stock would be entitled to receive, after payment of all debts and liabilities of Progress, all assets of Progress available for distribution, subject to the rights of the holders of any preferred stock which may be issued with a priority in liquidation or dissolution over the holders of the common stock.

Preferred Stock

         The Board of Directors is authorized to issue preferred stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The preferred stock may be issued in distinctly designated series, may be convertible into common stock and may rank prior to the common stock as to dividend rights, liquidation preferences, or both.

         The authorized but unissued shares of preferred stock (as well as the authorized but unissued and unreserved shares of common stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of preferred stock would be issued, stockholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, stockholder approval may be required pursuant to the requirements for continued listing of the common stock on the Nasdaq National Market System or the requirements of any exchange on which the common stock may then be listed. Warrants to Purchase Common Stock

         As of December 31, 1998, Progress had warrants to purchase 303,183 shares of common stock outstanding (as adjusted for subsequent stock dividends). The following is a summary of the material provisions of the warrants.

         Progress issued 12 units consisting of subordinated debt and warrants in a private placement on June 30, 1994, with each unit consisting of $250,000 of subordinated debt and warrants to purchase 27,562 shares of common stock (as adjusted for subsequent stock dividends). Currently, there are 12 holders of the warrants. Four of the directors and executive officers of Progress own 82,686 warrants. The remaining 220,497 warrants are held by eight individuals or entities.

         Each warrant entitles the holder thereof to purchase one share of the common stock at an exercise price of $5.44 (as adjusted for subsequent stock dividends). The warrants may be exercised, in whole or in part, until 5:00 p.m., Eastern Time, on June 30, 1999.

         The exercise price is subject to adjustment upon the occurrence of certain events, including the issuance of common stock as a dividend or distribution on the common stock and subdivisions, combinations and certain reclassifications of common stock. No adjustment in the exercise price will be required unless such adjustment would require a change of at least 1% of the exercise price then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

Preferred Stock Purchase Rights

         In April 1990, Progress' Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock. Each right entitles each registered holder, upon the occurrence of certain events, to purchase from Progress a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, at a purchase price of $40.00 per rights unit, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between Progress and American Stock Transfer and Trust Company, as rights agent.

         The rights will separate from the common stock and be distributed on a date which will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons, other than employee benefit plans of Progress, has acquired beneficial ownership of 20% or more of the outstanding shares of common stock, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors of Progress prior to such time as any person becomes an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of common stock.

         Until the distribution date, (i) the rights will be evidenced by the common stock certificates and will be transferred with and only with such common stock certificates, (ii) new common stock certificates issued after the rights were declared will contain a notation incorporating by reference the rights agreement and (iii) the surrender for transfer of any certificate for common stock outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable after the distribution date, separate certificates representing the rights will be mailed to the holders of record of the common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the rights. The rights will not be exercisable until the distribution date and will cease to be exercisable at the close of business on May 11, 2000, unless the rights are earlier redeemed by Progress as described below.

         Unless the rights are redeemed earlier pursuant to the rights agreement, in the event that, at any time following the stock acquisition date,
(i) Progress is involved in a merger or other business combination in which Progress is not the surviving corporation or in which the common stock of Progress is changed into or exchanged for other securities of any other person or cash or any other property, or (ii) 50% or more of Progress' assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise and payment of the purchase price, common stock of the acquiring company having a value equal to two times the exercise price of the right. In addition, unless the rights are redeemed pursuant to the rights agreement, in the event that any person or group of affiliated or associated persons becomes an acquiring person, the rights agreement provides that proper provision shall be made so that each holder of a right will thereafter have the right to receive, upon exercise and payment of the purchase price, common stock (or, in certain circumstances, cash, property or other securities of Progress) having a value equal to two times the exercise price of the right. The events set forth in this paragraph are referred to in the rights agreement as a "Triggering Event." Following the occurrence of a Triggering Event, any rights that are, or (under certain circumstances) were, beneficially owned by any acquiring person shall immediately become null and void.

         At any time after a person becomes an acquiring person, Progress may exchange all or part of the rights (other than rights which previously have been voided as set forth above) for shares of common stock at an exchange ratio of one share per right, as such may be appropriately adjusted to reflect any stock split or similar transaction.

         In general, Progress may redeem the rights in whole, but not in part, at any time until ten days following the stock acquisition date, at a price of $.01 per right. Immediately upon the action of the Board of Directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price. Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Progress, including the right to vote or to receive dividends.

         Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred stock will be entitled to a preferential liquidation payment equal to the greater of $100 per share or an aggregate payment of 100 times the payment made per share of common stock. Each share of preferred stock will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock.

         The rights may have certain antitakeover effects. The rights would cause substantial dilution to a person or group that acquires 20% or more of the outstanding shares of common stock of Progress if a Triggering Event thereafter occurs without the rights having been redeemed or in the event of an exchange. However, the rights should not interfere with any merger or other business combination approved by the Board of Directors because the rights are redeemable under certain circumstances.

Transfer Agent

         The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, New York, New York.

                              PLAN OF DISTRIBUTION

         Each of the selling stockholders may sell his, her or its shares of stock offered directly or through broker-dealers who may act solely as agents, or who may acquire shares as principals. The distribution of the shares of stock may be effected in one or more transactions that may take place on the Nasdaq Stock Market, including block trades or ordinary broker's transactions, or through privately-negotiated transactions, or in accordance with Rule 144 under the Securities Act (or any other applicable exemption from registration under the Securities Act), through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales. Sales of the stock may be effected to cover previous short sales of common stock.

         The selling stockholders may affect transactions by selling the stock directly or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or negotiated discounts, concessions or commissions from the selling stockholders.

         The aggregate proceeds to the selling stockholders from the sale of the stock will be the purchase price of the stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by Progress. The selling stockholders and any dealers or agents that participate in the distribution of the stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         Each selling stockholder and any other person participating in a distribution of the stock will be subject to applicable provisions of the Exchange Act, including Regulation M and Rules 101 through 105 thereunder. Regulation M governs the activities of persons participating in a distribution of securities and, consequently, may restrict certain activities of, and limit the timing of purchases and sales of stock by, selling stockholders and other persons participating in a distribution of the stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

                                  LEGAL MATTERS

         The validity of the shares of common stock being offering will be passed upon for Progress by the law firm of Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from Progress' Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by PricewaterhouseCoopers LLP, independent certified public accountants, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

------------------------------------------------- ----- ------------------------



         No dealer, salesman or any other
person has been authorized to give any
information or to make any representation
not contained in this Prospectus, and,
if given or made, such information and
representation must  not be relied upon as
having been  authorized by                                54,003 SHARES
Progress,  a  selling  stockholder  or any
other person.  This  Prospectus does not
constitute an offer to sell or a  solicitation
of an offer to buy any of the securities
offered hereby in any state to any  person
to whom it is  unlawful  to                      PROGRESS FINANCIAL CORPORATION
make  such  offer  in such  state.  Neither
the delivery  of this  Prospectus  nor any
sales  made  hereunder  shall,  under any
circumstances, create any implication that
there has been no change  in the  affairs
of  Progress  since the                                COMMON STOCK
date hereof.





                                                       -------------
                                                         PROSPECTUS
                                                       -------------

          TABLE OF CONTENTS

                                         Page


Risk Factors..........................      2
Where You Can Find More Information...      6
Progress Financial Corporation.........     8
Use of Proceeds.......................      9
Selling Stockholders..................      9         April __, 1999
Description of Capital Stock...........    10
Plan of Distribution...................    14
Legal Matters..........................    15
Experts................................    15







------------------------------------------------- ----- ---------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.   Exhibits and Financial Statement Schedules.

         The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

         (a)      List of Exhibits:


Exhibit No.                    Exhibit                                 Location
-----------                    -------                                 --------
4(a)         Specimen Common Stock certificate                           (1)

4(b)         Specimen Preferred Stock Purchase Rights Certificate        (2)

5            Opinion of Elias, Matz, Tiernan & Herrick L.L.P.             *
             regarding legality of securities being registered

23(a)        Consent of Elias, Matz, Tiernan & Herrick L.L.P.            --
             (contained in the opinion included as Exhibit 5)

23(b)        Consent of PricewaterhouseCoopers LLP                       **

24           Powers of Attorney (included in the signature page to the   --
             initial filing of this Registration Statement)


*        Previously filed.
**       Filed hereto.

(1) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 33-10160)filed with the Commission on November 13, 1986.

(2) Exhibit is incorporated by reference to the Registrant's Registration Statement on Form 8-A filed with the Commission on April 30, 1990.

         (b)      Financial Statement Schedules.

         No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Whitpain, Commonwealth of Pennsylvania on the 31st of March 1999.


PROGRESS FINANCIAL CORPORATION

/s/ W. Kirk Wycoff
-----------------------------------------
By:
         W. Kirk Wycoff
         Chairman, President and Chief
           Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ W. Kirk Wycoff                                        Date: March 31, 1999
----------------------------------------
W. Kirk Wycoff
Chairman, President and Chief Executive
 Officer (principal executive officer)


/s/ Michael B. High                                       Date:  March 31, 1999
----------------------------------------
Michael B. High
Senior Vice President and Chief Financial
 Officer (principal financial and accounting officer)

/s/ William O. Daggett, Jr. *                             Date:  March 31, 1999
----------------------------------------
William O. Daggett, Jr. *
Director

/s/ Joseph R. Klinger *                                   Date:  March 31, 1999
----------------------------------------
Joseph R. Klinger *
Director

/s/ John E. F. Corson *                                   Date:  March 31, 1999
----------------------------------------
John E. F. Corson *
Director

/s/ Jevin J. Silverang *                                  Date:  March 31, 1999
----------------------------------------
Kevin J. Silverang *
Director

/s/ Paul M. LaNoce *                                      Date:  March 31, 1999
----------------------------------------
Paul M. LaNoce *
Director

/s/ William L. Mueller *                                  Date:  March 31, 1999
----------------------------------------
William L. Mueller *
Director

/s/ Charles J. Tornetta *                                 Date:  March 31, 1999
----------------------------------------
Charles J. Tornetta *
Director

/s/ Janes E. Paroo *                                      Date:  March 31, 1999
----------------------------------------
Janet E. Paroo *
Director

/s/ H. Wayne Griest *                                     Date:  March 31, 1999
----------------------------------------
H. Wayne Griest *
Director

                                                           Date:  March __, 1999
----------------------------------------
A. John May, III
Director

---------------

         *By W. Kirk Wycoff, attorney-in-fact.

                                                          PricewaterhouseCoopers
                                                         2400 Eleven Penn Center
                                                           Philadelphia PA 19103
                                                        Telephone (215) 963 8000
                                                        Facsimile (215) 963 8700
                                                     Direct phone (410) 783-8832
                                                       Direct fax (410) 783-7612

                                                                     EXHIBIT 23


                         CONSENT OF INDEPENDENT AUDITORS






We consent to the incorporation by reference in the Registration Statement of Progress Financial Corporation on Form S-3 of our report dated January 22, 1999, on our audits of the consolidated financial statements of Progress Financial Corporation as of December 31, 1998, and 1997 and for each of the three years in the period ended December 31, 1998, which report is included in the Progress Financial Corporation 1998 Annual Report on Form 10-K. We also consent to the reference to our firm under the caption "Experts."

/s/ PricewaterhouseCoopers LLP


PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 31, 1999

                                   Law Offices
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                                   12th Floor
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                            Telephone (202) 347-0300

                                  April 1, 1999

                                    VIA EDGAR



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Progress Financial Corporation
                  Registration Statement on Form S-3

Ladies and Gentlemen:

         Attached for filing on behalf of Progress Financial Corporation is Pre-Effective Amendment No. 1 Registration Statement on Form S-3 which is being filed pursuant to the requirements of Regulation S-T.

         The Amendment is being filed in response to oral comments received from Ms. Mary Casio of the staff on March 16, 1999 in compliance with the Commission's plain English rules.

         Please do not hesitate to call the undersigned at the above-listed number if there are any questions regarding the Registration Statement or if we can be of assistance in any way.

         As always, the staff's cooperation is greatly appreciated.

                                                      Sincerely yours,

                                                      /s/ Kenneth B. Tabach

                                                      Kenneth B. Tabach